File No. 812-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

COUNTRY INVESTORS LIFE ASSURANCE COMPANY
COUNTRY INVESTORS VARIABLE LIFE ACCOUNT
COUNTRY INVESTORS VARIABLE ANNUITY ACCOUNT

Communications, Notice and Order to:
Virginia L. Eves
Assistant General Counsel
Country Investors Life Assurance Company
1701 N. Towanda Avenue
Bloomington, Illinois 61702-2901
Copies to:
Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Ave., N.W.
Washington, D.C. 20004-2415

February 1, 2011

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

In the Matter of	)
)
COUNTRY INVESTORS LIFE ASSURANCE COMPANY	)	APPLICATION FOR AN
COUNTRY INVESTORS VARIABLE LIFE ACCOUNT	)	ORDER OF APPROVAL
COUNTRY INVESTORS VARIABLE ANNUITY ACCOUNT	)	PURSUANT TO
	)	SECTION 26(c) OF THE
1701 N. Towanda Avenue	)	INVESTMENT
Bloomington, Illinois 61702-2901)		COMPANY ACT OF
	)	1940
File No. 812-)
)

     COUNTRY Investors Life Assurance Company (the “Company”), COUNTRY Investors Variable Life Account (the “Life Account”) and COUNTRY Investors Variable Annuity Account (the “Annuity Account”) (together, the “Applicants”) hereby request an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of (1) shares of the Fidelity VIP Index 500 Portfolio (“Replacement Portfolio A”) of the Fidelity Variable Insurance Products Fund II (the “Fidelity Fund II”) for shares of the COUNTRY VP Growth Fund (“Replaced Portfolio A”) of the COUNTRY Mutual Funds Trust (the “COUNTRY Fund”) and (2) shares of the Fidelity VIP Investment Grade Bond Portfolio (“Replacement Portfolio B”) of the Fidelity Variable Insurance Products Fund V (the “Fidelity Fund V”) for shares of the COUNTRY VP Bond Fund (“Replaced Portfolio B”) of the COUNTRY Fund. Shares of Replacement Portfolio A, Replaced Portfolio A, and Replaced Portfolio B currently are held by the Life Account and the Annuity Account (each an “Account,” together, the “Accounts”) to support variable life insurance or variable annuity contracts, respectively, issued by the Company (each a “Contract,” collectively, the “Contracts”).
I. DESCRIPTION OF THE COMPANY, THE ACCOUNTS,
AND THE CONTRACTS
A.	COUNTRY Investors Life Assurance Company
     The Company is a stock life insurance company organized under Illinois law in 1981. The Company is principally engaged in the offering of life insurance policies and annuity contracts, and is admitted to do business in 43 states. For purposes of the Act, the Company is the depositor and sponsor of each of the Accounts, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.
B.	The Accounts
     Under the insurance laws of Illinois, the assets of each Account attributable to the Contracts issued through that Account are owned by the Company, but are held separately from the other assets of the Company for the benefit of the owners of, and the persons entitled to payment under, those Contracts. To the extent so provided under the applicable Contracts, that portion of the assets of any Account equal to the reserves and other Contract liabilities with respect to that Account are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, realized or unrealized, from the assets of each Account are credited to or charged against that Account without regard to the other income, gains or losses of the Company. Each Account is a “separate account” as defined by Rule 0-1(e) under the Act. Each Account is registered with the Commission as a unit investment trust.1 Each Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual fund portfolios made available as investment options underlying the Contracts.

[1]	File No. 811-21394 (the Life Account); File No. 811-21330 (the Annuity Account).

     The Life Account is currently divided into 56 subaccounts. The assets of the Life Account support variable life insurance contracts, and interests in the Account offered through such contracts have been registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-6 (File No. 333-106757).2
     The Annuity Account is currently divided into 56 subaccounts. The assets of the Annuity Account support variable annuity contracts, and interests in the Account offered through such contracts have been registered under the 1933 Act on Form N-4 (File No. 333-104424).
C.	The Contracts
     The Contracts are flexible premium variable life insurance and variable annuity contracts. The variable life insurance Contracts provide for the accumulation of values on a variable basis, a fixed basis, or a combination of both, throughout the insured’s life, and for a death benefit upon the death of the insured. The variable annuity Contracts provide for the accumulation of values on a variable basis, a fixed basis, or a combination of both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, a fixed basis, or a combination of both, during the income period. Under each of the Contracts, the Company

[2]	Pursuant to Rule 0-4 under the Act, this registration statement file and each other registration statement file cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.

reserves the right to substitute shares of one underlying fund for shares of another, or of another investment portfolio, including a portfolio of a different management investment company.
     For as long as a variable life insurance Contract remains in force or a variable annuity Contract remains in force and has not yet been annuitized, a Contract owner may transfer all or any part of the Contract value from one subaccount to any other subaccount. The Contracts do not limit the number of transfers between subaccounts for any period of time. However, certain limitations apply to transfers to and from the fixed account interest investment option under the Contract funded by the Company’s general account (the “Declared Interest Option”). The Company does reserve the right to revoke or modify the transfer privilege to discourage excessive trading by Contract owners or to prevent transfers that may have a detrimental effect upon Contract owners, subaccount unit values, the insurance dedicated mutual fund portfolios underlying the subaccounts or the Declared Interest Option. The Contracts reserve to the Company the right to assess a charge of $25 per transfer for transfers in excess of twelve per Contract year.
     The Company began offering the variable life insurance Contracts in January, 2004 (the “Original VLI Contracts”) and discontinued offering the Original VLI Contracts on or about December 1, 2008 once the Company received state approval to offer an enhanced version of the Original VLI Contracts (the “New VLI Contracts”).3 Likewise, the Company began offering the

[3]	Under the New VLI Contracts, the guaranteed cost of insurance rates are based upon the 2001 Commissioners’ Standard Ordinary Non-Smoker and Smoker Mortality Table while under the Original VLI Contracts, the guaranteed cost of insurance rates are based upon the 1980 Commissioners’ Standard Ordinary Non-Smoker and Smoker Mortality Table. The New VLI Contracts and the Original VLI Contracts also differ with respect to the level of certain contract charges, including the cost of insurance charge, and the availability of certain underlying mutual fund investment options and supplemental insurance benefit riders under the Contracts. None of the supplemental insurance benefit riders are living benefit riders.

variable annuity Contracts in January, 2004 (the “Original VA Contracts”) and discontinued offering the Original VA Contracts on or about December 1, 2008 once the Company received state approval to offer an enhanced version of the Original VA Contracts (the “New VA Contracts”).4 The Company discontinued offering the New VLI Contracts and New VA Contracts on or about November 30, 2010.
II.	THE PORTFOLIOS

A.	COUNTRY Mutual Funds Trust
     The COUNTRY Fund is organized as a Delaware business trust and registered as an open-end management investment company under the Act (File No. 811-10475). The COUNTRY Fund currently offers four (4) separate investment portfolios, two of which would be involved in the proposed substitutions, the Replaced Portfolios. The COUNTRY Fund issues a separate series of shares of beneficial interest in connection with each Replaced Portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 333-68270). COUNTRY Fund Management (“COUNTRY Advisor”) a separately identifiable department of COUNTRY Trust Bank serves as the investment adviser to each Replaced Portfolio. The principal offices of the COUNTRY Advisor are located at 1705 Towanda Avenue, Bloomington, Illinois 61702-2020.

[4]	The New VA Contracts and the Original VA Contracts differ with respect to the availability of certain underlying mutual fund investment options and the availability of a retirement security rider. The retirement security rider is an optional rider that offers a choice of two benefit options, a guaranteed minimum income benefit option and a guaranteed minimum accumulation benefit option, and is available only under the New VA Contracts.

B.	Fidelity Variable Insurance Products Fund II
     The Fidelity Fund II is registered as an open-end management investment company under the Act (File No. 811-05511) and currently offers three (3) investment portfolios, each with multiple share classes. The Fidelity Fund II issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 033-20773).
     Each portfolio of the Fidelity Fund II has entered into a management agreement with Fidelity Management & Research Company (“FMR”) under which FMR acts as investment adviser for the portfolio. Under the management agreement and pursuant to an exemptive order issued by the Commission, FMR also acts as a manager of managers for Replacement Portfolio A, meaning that FMR has the responsibility to oversee sub-advisers for Replacement Portfolio A and recommend the hiring, termination and replacement of such sub-advisers. Subject to the approval of the Fidelity Fund II board of trustees but without a shareholder approval, FMR may replace or hire unaffiliated sub-advisers or amend the terms of their existing sub-advisory agreements. As the manager, FMR is responsible for handling the business affairs of Replacement Portfolio A. FMR or its affiliates, subject to the supervision of the Fidelity Fund II board of trustees, provides the management and administrative services necessary for the operation of each portfolio of Fidelity Fund II.
     Geode Capital Management, LLC (“Geode”) has entered into a sub-advisory agreement with FMR under which Geode acts as sub-adviser for Replacement Portfolio A. Under the investment sub-advisory agreement with FMR, and subject to the supervision of the Fidelity Fund II board of trustees, Geode has day-to-day responsibility for choosing investments for Replacement Portfolio A in accordance with the investment objective, policies, and limitations of

Replacement Portfolio A. As of February 26, 2010, Geode had approximately $71.3 billion in discretionary assets under management. The principal offices of Geode are located at One Post Office Square, Boston, Massachusetts 02109.
     FMR Co., Inc. (“FMRC”), an investment adviser affiliate of FMR, has entered into a sub-advisory agreement with FMR under which FMRC acts as sub-adviser for certain of the portfolios of the Fidelity Fund II, including Replacement Portfolio A. FMRC has responsibility for choosing investments for Replacement Portfolio A. FMR pays FMRC for providing sub-advisory services. As of December 31, 2009, FMR and FMRC had over $1.3 billion and $582.3 billion in discretionary assets under management, respectively. The principal offices of FMR and FMRC are located at 82 Devonshire Street, Boston, Massachusetts 02109.
     Neither the Fidelity Fund II, any of its portfolios, FMR, Geode, nor FMRC is affiliated with the Applicants.
C.	Fidelity Variable Insurance Products Fund V
     The Fidelity Fund V is registered as an open-end management investment company under the Act (File No. 811-05361) and currently offers thirty-one (31) investment portfolios, each with multiple share classes. The Fidelity Fund V issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 033-17704).
     Each portfolio of the Fidelity Fund V has entered into an advisory agreement with FMR under which FMR acts as investment adviser for the portfolio. Under each investment advisory agreement, and subject to the supervision of the Fidelity Fund V board of trustees, FMR has overall responsibility for the selection of investments in accordance with the investment objective, policies, and limitations of the portfolio and for handling the portfolio’s business affairs. FMR or its affiliates, subject to the supervision of the Fidelity Fund V board of trustees, provides the management and administrative services necessary for the operation of each portfolio.
     Fidelity Investments Money Management, Inc. (“FIMM”), an investment adviser affiliate of FMR, has entered into a sub-advisory agreement with FMR under which FIMM acts as sub-adviser for certain of the portfolios of the Fidelity Fund V, including Replacement Portfolio B. FIMM has day-to-day responsibility for choosing investments for Replacement Portfolio B. FMR pays FIMM for providing sub-advisory services. As of December 31, 2009, FIMM had over $639.1 billion in discretionary assets under management. The principal offices of FIMM are located at 82 Devonshire Street, Boston, Massachusetts 02109.
     Fidelity Research & Analysis Company (“FRAC”), an affiliate of FMR, also serves as sub-adviser for the Fidelity Fund V and may provide investment research and advice for the Fidelity Fund V, including Replacement Portfolio B.
     Fidelity Management & Research (U.K.) Inc. (“FMR U.K.”), Fidelity Management & Research (Hong Kong) Limited (“FMR H.K.”), Fidelity Management & Research (Japan) Inc. (“FMR Japan”), FIL Investment Advisors (“FIIA”), and FIL Investment Advisors (U.K.) Ltd. (“FIIA(U.K.)L”), all investment adviser affiliates of FMR, assist FMR with foreign investments of Replacement Portfolio B. FMR U.K., FMR H.K., FMR Japan, FIIA, and FIIA(U.K.)L have each entered into a sub-advisory agreement with FMR and each acts as a sub-adviser to the Fidelity Fund V. Under the sub-advisory agreements, FMR may receive from FMR U.K., FMR H.K., FMR Japan, FIIA,or FIIA(U.K.)L, investment research and advice on issuers based outside the United States; further, FMR may receive from FMR U.K., FMR H.K., or FMR Japan, general investment advisory services. FMR pays FIMM, FMR U.K., FMR H.K., and FMR

Japan, for providing sub-advisory services. FMR and its affiliates pay FRAC for providing sub-advisory services. FIMM also pays FIIA for providing sub-advisory services, which in turn pays FIIA(U.K.)L for providing sub-advisory services.
     Neither the Fidelity Fund V, any of its portfolios, FMR, FIMM, FRAC, FMR U.K., FMR H.K., FMR Japan, FIIA, nor FIIA(U.K.)L is affiliated with the Applicants. The Fidelity Fund does not have manager-of-manager relief for Replacement Portfolio B.
D.	Comparison of Investment Objectives, Principal Investment Strategies, and Principal Investment Risks of Replaced Portfolios and Replacement Portfolios
     The following charts set out the investment objectives, principal investment strategies, and principal investment risks of each Replaced Portfolio and each Replacement Portfolio, as stated in their respective prospectuses.
1. Replaced Portfolio A and Replacement Portfolio A

REPLACED PORTFOLIO A
COUNTRY VP Growth Fund
Investment Objective
The Fund seeks growth of capital and dividend income, if any, will be incidental to this objective.
Principal Investment Strategies The Fund invests primarily in common stocks and other equity securities of well-established, large capitalization companies (which generally have $5 billion of market value or more) that are determined to have above average long-term growth potential. In selecting stocks, the portfolio managers identify factors, both on company-specific and macroeconomic levels, which can provide opportunities for certain firms or industries to achieve above average growth in earnings. Other considerations in stock selection include opportunities for growth in sales, revenues, and cash flow manageability of debt levels and capital structure, corporate profitability, and competitive position relative to other companies. Additionally, the
REPLACEMENT PORTFOLIO A
Fidelity VIP Index 500 Portfolio
Investment Objective
The portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Principal Investment Strategies Normally, the portfolio invests at least 80% of its assets in common stocks included in the S&P® 500 Index. The portfolio also lends securities to earn income.
Principal Investment Risks
•	Stock Market Volatility. Stock markets are volatile and can decline significantly in response to adverse issuer, political regulatory, market or economic developments. Different parts of the market can react differently to these developments.

REPLACED PORTFOLIO A
stock must fit in to the existing portfolio scheme and contribute to the overall diversification of the portfolio. This is a growth-oriented strategy. Current income is not a significant factor in stock selection.
The Fund may also invest in fixed-income securities of any maturity such as convertible bonds and convertible preferred stocks when the portfolio managers believe the risk/reward characteristics of such issues warrant such action. The fixed-income securities will be rated at the time of purchase within the four highest grades assigned by independent ratings agencies or in non-rated equivalents.
Principal Investment Risks
•	Stock Market Risk. Stock market risk is the risk that the price of securities held by the Fund will fall due to various conditions or circumstances which may be unpredictable.

•	Manager Risk. The success of the Fund’s investments depends on the portfolio managers’ skill in assessing the potential of the stocks they buy.

•	Interest Rate Risk. The value of any fixed-income security held by the Fund is likely to decline when interest rates rise.

•	Credit Risk. Credit risk is the risk that issuers credit ratings may be lowered or may not make interest and principal payments on time or in full.

•	Foreign Securities Risk. Foreign securities carry additional risks, including currency, natural event and political risks.
REPLACEMENT PORTFOLIO A
•	Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

2. Replaced Portfolio B and Replacement Portfolio B

Replaced Portfolio B

COUNTRY VP Bond Fund
Investment Objective
The Fund seeks maximum total return consistent with preservation of capital.
Principal Investment Strategies To pursue its goal, the Fund invests in a portfolio of bonds and other debt obligations (debentures, notes, mortgage-
Replacement Portfolio B

Fidelity VIP Investment Grade Bond Portfolio
Investment Objective
The portfolio seeks as high a level of current income as is consistent with the preservation of capital.
Principal Investment Strategies
The portfolio normally invests at least 80% of its

Replaced Portfolio B
backed and asset-backed) and maintains a market value weighted average maturity of more than five years. Under normal conditions, the Fund invests at least 80% of assets in the following:
•	debt obligations of corporations which are rated within the top three rating categories by independent rating agencies or in non-rated equivalents;

•	securities issued by the U.S. Government or its agencies or instrumentalities; and

•	obligations of international agencies and U.S. dollar denominated foreign debt securities which are rated within the top three rating categories by independent rating agencies or in non-rated equivalents.
At least 80% of the value of the Fund’s net assets will be invested in bonds (U.S. Government, corporate and convertible issues). The Fund may invest up to 20% of its net assets in corporate bonds which are rated below the top three rating categories. On occasion, up to 20% of the Fund’s net assets may be invested in commercial paper within the two highest rating categories of independent rating agencies. The Fund may invest up to 10% of its assets in securities of foreign issuers. The Fund may also invest in zero coupon U.S. Government securities.
In managing its portfolio, the portfolio manager attempts to balance sensitivity to interest rate movements with the potential for yields. The Fund invests in securities of longer-term maturities in order to obtain higher yields. Securities with longer maturities, however, tend to be more sensitive to interest rate changes.
Principal Investment Risks
•	Securities Risk. Securities risk is the risk that the value of the securities the Fund holds will fall as a result of changes in interest rates, an issuer’s actual or perceived creditworthiness or an issuer’s ability to meet its obligations.

•	Call Risk. Call risk is the risk that a bond might be called or forcibly redeemed during a period of declining interest rates.

•	Interest Rate Risk. The longer the average maturity of the bonds in the Fund, the more the Fund’s share price will fluctuate in response to
Replacement Portfolio B
assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. The adviser manages the portfolio to have similar overall interest rate risk to the Barclays Capital U.S. Aggregate Bond Index. The adviser allocates portfolio assets across different market sectors and maturities.
The portfolio invests in domestic and foreign issuers. The adviser analyzes the credit quality of the issuer, security-specific features, current and potential future valuation, and trading opportunities to select investments. The portfolio may invest in lower-quality debt securities and engage in transactions that have a leveraging effect on the portfolio, including derivatives. The portfolio invests in Fidelity’s central funds (specialized investment vehicles used by Fidelity funds to invest in particular security types or investment disciplines).
Principal Investment Risks
•	Interest Rate Changes. Interest rate increases can cause the price of a debt security to decrease.

•	Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

•	Prepayment. The ability of an issuer of a debt security to repay principal prior to a security’s maturity can cause greater price volatility if interest rates change.

•	Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality) involve greater risk of default or price changes due to changes in the credit

Replaced Portfolio B
interest rate changes: if interest rates rise, the value of the bonds will fall.

•	Credit Risk. The Fund could lose money if any bonds it owns are downgraded in credit rating or go into default.

•	Prepayment Risk. In some instances, when interest rates fall, mortgage-backed securities may incur prepayments which could adversely affect performance if the Fund is unable to reinvest at the higher interest rates.

•	Mortgage- and Asset-Backed Securities. When interest rates fall, mortgage- and asset-backed securities may extend duration due to lower than projected prepayments which could adversely affect investment returns.

•	Foreign Exposure. Foreign securities carry additional risks, including currency, natural event and political risks.
Replacement Portfolio B
quality of the issuer. The value of lower-quality debt securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

•	Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.

E.	Comparison of Advisory Fees, Other Expenses, Net Assets and Performance of Replaced Portfolios and Replacement Portfolios
     The following chart compares advisory fees, other expenses, total operating expenses (before and after any contractual waivers and reimbursements), and portfolio turnover rates for the year ended December 31, 2009, expressed as an annual percentage of average daily net assets, of the Replaced Portfolios and the Replacement Portfolios. The shares of Replaced Portfolio A, Replaced Portfolio B, and Replacement Portfolio B are not subject to a distribution plan or shareholder service plan adopted under Rule 12b-1 of the Act.5 Replacement Portfolio A shares are subject to a distribution plan or shareholder service plan adopted under Rule 12b-1.

[5]	With regard to each Replaced Portfolio, COUNTRY Advisor and each Replaced Portfolio have entered into an agreement with the Company for the payment of a fee equal to 0.10% of the average annual assets of the Replaced Portfolio attributable to the Contracts for the performance of administrative services. With regard to the Replacement Portfolios, the Company has entered into a similar type of agreement with the transfer agent for the
(cont’d .. . .)

	Replaced	Replacement	Replaced	Replacement
	Portfolio A	Portfolio A	Portfolio B	Portfolio B
		Fidelity VIP		Fidelity VIP
		Index 500	COUNTRY	Investment Grade
	COUNTRY VP	Portfolio	VP Bond	Bond Portfolio
	Growth Fund	(Service Class 2)[6]	Fund	(Initial Class)
Advisory Fees	0.75%	0.10%[7]	0.50%	0.32%

Distribution and/or Service (12b-1) Fees	N/A	0.25%	N/A	N/A

Other Expenses	0.61%	0.00%	0.67%	0.13%

Acquired Fund Fees and Expenses	N/A	N/A	0.02%	N/A

Total Operating Expenses	1.36%	0.35%	1.19%	0.45%

Less Contractual Fee Waivers and Expense Reimbursements	0.46%	0.00%	0.47%	0.00%

Net Operating Expenses	0.90%	0.35%	0.72%	0.45%

Portfolio Turnover (Year ended 12/31/09)	20.35%	6%	8.58%	3%

Replacement Portfolios. However, that agreement requires that the average annual assets of the Replaced Portfolios and other designated funds in the same fund complex attributable to the Contracts reach a specified minimum level before payments to the Company may be made under the agreement. Such specified minimum level has never been reached, and given that sales of the Contracts have been discontinued, it is highly unlikely that such minimum level would be reached in the future.
The principal underwriter for Replacement Portfolio A and Replacement Portfolio B has entered into an agreement with the principal underwriter for the Contracts, an affiliate of the Company, for the payment of a fee equal to 0.10% of the average annual assets of Replacement Portfolio A and Replacement Portfolio B attributable to the Contracts invested in Service Class shares of the Replacement Portfolios for the performance of distribution and administrative services. The agreement also provides for the payment of a fee to the principal underwriter for the Contracts equal to 0.25% of the average annual assets of Replacement Portfolio A attributable to the Contracts invested in Service Class 2 shares of Replacement Portfolio A for the performance of distribution and administrative services.

[6]	The advisory or management fee is an all-inclusive fee and compensates the adviser to Replacement Portfolio A for services it performs on behalf of the Replacement Portfolio A under its management agreement with the Fidelity Fund II, including the oversight of sub-advisers for Replacement Portfolio A and recommending the hiring, termination and replacement of such sub-advisers. The management fee also compensates the adviser for providing management and administrative services necessary for Replacement Portfolio A.

[7]	The Service Class 2 shares of the Fidelity VIP Index 500 Portfolio are subject to 12b-1 fees while the Initial Class shares of the Fidelity VIP Index 500 Portfolio are not subject to 12b-1 fees. For the Original VLI Contracts and the Original VA Contracts, the Applicants propose to substitute Initial Class shares of the Fidelity VIP Index 500 Portfolio for shares of the COUNTRY VP Growth Fund. For the New VLI Contracts and the New VA Contracts, the Applicants propose to substitute Service Class 2 shares of the Fidelity VIP Index 500 Portfolio for shares of the COUNTRY VP Growth Fund. Currently, Service Class 2 shares of the Fidelity VIP Index 500 Portfolio fund the New VLI Contracts and New VA Contracts while Initial Class shares of the Fidelity VIP Index 500 Portfolio fund the Original VLI Contracts and Original VA Contracts.

     The following table compares the respective asset levels, expense ratios (after expense waivers and reimbursements, if any) and performance data of each Replaced Portfolio and each Replacement Portfolio for fiscal years 2009, 2008 and 2007.

		Expense Ratio
Replaced Portfolio		(After fee waiver
A (COUNTRY VP	Net Assets at End	and expense
Growth Fund)	of Period	reimbursements)	Total Return
2007	$13,759,000	0.91%	6.88%
2008	$9,276,000	0.90%	-30.93%
2009	$11,294,000	0.90%	23.56%

Replacement		Expense Ratio
Portfolio A		(After fee waiver
(Fidelity VIP Index	Net Assets at End	and expense
500 Portfolio)	of Period	reimbursements)	Total Return
2007	$2,935,620,000	0.35%	5.17%
2008	$1,720,756,000	0.35%	-37.16%
2009	$2,020,679,000	0.35%	26.30%

		Expense Ratio
Replaced Portfolio		(After fee waiver
B (COUNTRY VP	Net Assets at End	and expense
Bond Fund)	of Period	reimbursements)	Total Return
2007	$16,788,000	0.71%	7.23%
2008	$17,637,000	0.71%	3.35%
2009	$19,726,000	0.72%	7.89%

Replacement
Portfolio B		Expense Ratio
(Fidelity VIP		(After fee waiver
Investment Grade	Net Assets at End	and expense
Bond Portfolio)	of Period	reimbursements)	Total Return
2007	$2,300,922,000	0.43%	4.35%
2008	$2,069,563,000	0.43%	-3.25%
2009	$2,583,954,000	0.45%	15.72%
     The following table shows average annual total return as of December 31, 2009 for each Replaced Portfolio and Replacement Portfolio:

			Past 10 Years/Since
	1 year	5 year	Inception	Inception Date
Replaced Portfolio A (Country VP Growth Fund)	23.56%	1.26%	3.26%	11/17/2003

Replacement Portfolio A (Fidelity VIP Index 500 Portfolio (Service Class 2))	26.30%	0.15%	-1.07%	1/12/2000	[8]

Replaced Portfolio B (COUNTRY VP Bond Fund)	7.89%	4.70%	4.46%	11/17/2003

Replacement Portfolio B (Fidelity VIP Investment Grade Bond Portfolio (Initial Class))	15.72%	4.49%	6.18%	12/5/1988

[8]	Inception date of the Service Class 2 Shares of the Fidelity VIP Index 500 Portfolio.

     III. DESCRIPTION OF THE PROPOSED SUBSTITUTIONS
               A. Summary of Substitutions
     At a meeting of the Board of Trustees for the COUNTRY Fund (the “Board of Trustees”) held on January 24, 2011, the Board of Trustees voted to close the Replaced Portfolios to new investments as of April 29, 2011, and to liquidate the Replaced Portfolios on or before June 30, 2012 (the “Liquidation Date”). The Board of Trustees’ decision to close and liquidate the Replaced Portfolios requires the Company to transfer accumulated Contract value invested in the Replaced Portfolios from the Replaced Portfolios to alternative investment options available under the Contracts prior to the Liquidation Date. After considering the efficiencies and structures of various investment options, the Company identified the Replacement Portfolios as alternative investment options with similar investment objectives, lower fees and expenses, and better investment performance. Accordingly, the Applicants seek the Commission’s approval under Section 26(c) of the Act to engage in the substitution transactions described below. Pursuant to its authority under the Contracts and the prospectuses describing the Contracts, and subject to the approval of the Commission under Section 26(c) of the Act, the Company proposes to:
•	substitute Service Class 2 shares of the Fidelity VIP Index 500 Portfolio for shares of the COUNTRY VP Growth Fund under the New VLI Contracts and New VA Contracts and substitute Initial Class shares of the Fidelity VIP Index 500 Portfolio for shares of the COUNTRY VP Growth Fund under the Original VLI Contracts and Original VA Contracts; and

•	substitute shares of the Fidelity VIP Investment Grade Bond Portfolio for shares of the COUNTRY VP Bond Fund.
          B. Merits of the Proposed Substitutions
1. Similarity of Investment Objectives and Investment Strategies
     Applicants believe that the Replacement Portfolios are appropriate replacements for the Replaced Portfolios under the Contracts, and that each Replacement Portfolio represents an investment option that is more compatible with each of the Replaced Portfolios than is any other investment option available under the Contracts. Each Replacement Portfolio has a substantially identical investment objective as that of its corresponding Replaced Portfolio. In that regard, both Replaced Portfolio A and Replacement Portfolio A emphasize investment in the equity securities of well-established, large capitalization companies. Each portfolio also seeks income on a secondary or an incidental basis.
     The primary difference in the implementation of investment strategies of Replaced Portfolio A and Replacement Portfolio A manifest in the degree of flexibility exercised by their investment advisers in implementing the strategies. In that regard, the investment adviser for Replaced Portfolio A has the flexibility to invest in a fairly broad array of common stocks and other equity securities of well-established, large capitalization issuers (generally five billion dollars of market value or more) that have the potential for above average long-term growth. Replaced Portfolio A may invest in the equity securities of either U.S. or foreign issuers. The investment adviser for Replaced Portfolio A will purchase and sell a security based upon a diverse set of criteria that includes company-specific financial information, such as growth in sales, revenues, and cash flow manageability of debt levels, capital structure and corporate profitability, and macroeconomic factors for equity securities.

     The investment adviser for Replacement Portfolio A is more constrained and typically invests at least 80% of the portfolio assets of Replacement Portfolio A in the common stocks of companies listed in the S&P 500® Index.9 However, while Replaced Portfolio A may invest only in fixed income securities that at the time of purchase are rated within the four highest grades assigned fixed income securities by an independent rating organization, Replacement Portfolio A is not subject to that limitation and may invest in lower rated fixed income securities.
     The investment objective of Replacement Portfolio B is also substantially similar to that of Replaced Portfolio B. Each pursues an investment objective that emphasizes the preservation of capital by investing at least 80% of portfolio assets in investment grade bonds and other fixed income securities of comparable quality. Replacement Portfolio B, however, places significant emphasis on seeking the highest level of current income where Replaced Portfolio B emphasizes maximum total return, although both give comparable weightings to investment in fixed income securities. There are, however, some distinctions between the way in which the principal investment strategies are pursued by Replaced Portfolio B and Replacement Portfolio B.

[9]	The Commission staff has granted exemptive relief approving the substitution of shares of index funds for actively managed funds where the replacement index fund and the replaced actively managed fund have similar investment objectives and other factors that the Commission staff historically consider in connection with substitution transactions support granting the relief. See, e.g., MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. No. 28044 (Nov. 7, 2007) (Order), File No. 812-13380 (whereby the Commission staff granted exemptive relief permitting the applicants to substitute shares of the MetLife Investment Large Company Stock Fund for shares of the MetLife Stock Index Portfolio); John Hancock Life Insurance Company, et. al., 1940 Act Rel. No. 27781 (Apr. 16, 2007) (Order), File No. 812-13318 (whereby the Commission staff granted exemptive relief permitting the applicants to substitute shares of the DWS Capital Growth VIP Fund and shares of the DWS Growth and Income VIP Fund for shares of the JHT 500 Index Trust B); Lincoln National Life Insurance Company, et. al., 1940 Act Rel. No. 27204 (Jan. 5, 2006) (Order), File No. 812-13094 (whereby the Commission staff granted exemptive relief permitting the applicants to substitute shares of the Janus Aspen Series Worldwide Growth Fund for shares of the Scudder VIT Equity 500 Index Fund); John Hancock Life Insurance Company, et. al., 1940 Act Rel. No. 26865 (Apr. 29, 2005) (Order), File No. 812-13130 (whereby the Commission staff granted exemptive relief permitting the applicants to substitute shares of the JHT Select Growth Trust for shares of the JHT 500 Index Trust); John Hancock Life Insurance Company, et. al., 1940 Act Rel. No. 26831 (Apr. 11, 2005) (Order), File No. 812-13129 (whereby the Commission staff granted exemptive relief permitting the applicants to substitute shares of the Fidelity VIP Growth Portfolio and the MFS Investors Growth Stock Series for shares of the JHT 500 Index Trust).

     One significant difference in the investment strategies of Replaced Portfolio B and Replacement Portfolio B manifests in the extent to which each portfolio may allocate portfolio assets for investment in non-investment grade fixed income securities. Replacement Portfolio B limits its investment in non-investment grade fixed income securities to no more than 10% of portfolio assets while Replaced Portfolio B may invest up to 20% of portfolio assets in such securities.
     The investment adviser for Replacement Portfolio B may also engage in a greater variety of investment practices, in keeping with the investment objectives of Replacement Portfolio B. In that regard, Replacement Portfolio B may engage in a trading strategy that involves the sale and simultaneous agreement to purchase at a later date (or the purchase and simultaneous agreement to sell at a later date) mortgage securities and may engage in transactions that have a leveraging effect on portfolio assets, such as investment in certain derivative instruments, including futures, options, and swap transactions, while Replaced Portfolio B does not engage in those activities. Replacement Portfolio B may also invest a much greater percent of its portfolio assets in fixed income securities of non-U.S. issuers, up to 50% of portfolio assets, while Replaced Portfolio B limits its investment in such securities to no more than 10% of portfolio assets.
2. Similarity of Investment Risks
     There is a strong similarity in the principal investment risks for each Replaced Portfolio and its corresponding Replacement Portfolio. The prospectuses and statements of additional information for each portfolio mentions the portfolio’s exposure to market risk, interest rate risk, and the loss of money if the portfolio’s share price declines.

     Although only the prospectus for Replacement Portfolio A lists issuer-specific changes (i.e., the risk that the value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole), Replaced Portfolio A invests in the same manner as Replacement Portfolio A resulting in similar if not identical risk. While Replaced Portfolio A may invest only in fixed income securities that at the time of purchase are rated within the four highest grades assigned by an independent rating organization and Replacement Portfolio A is not subject to that limitation, Replacement Portfolio A does not emphasize investment in lower rated fixed income securities. In that regard, over the past two years, Replacement Portfolio A did not invest in any fixed income securities, much less in any lower rated fixed income securities.10 Accordingly, notwithstanding the disclosure in the prospectuses for Replaced Portfolio A and Replacement Portfolio A, it would not be correct to conclude that investment in Replacement Portfolio A necessarily entails any significantly greater risk from investment in fixed income securities than does investment in Replaced Portfolio A.
     The prospectus for Replacement Portfolio B lists issuer-specific changes, described above, and leverage risk (i.e., the risk that leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly) as principal investment risks while the prospectus for Replaced Portfolio B does not. With respect to issuer-specific changes, however, because Replaced Portfolio B invests in the same manner as Replacement Portfolio B, Replaced Portfolio B is subject to similar if not identical risk. Although the investment adviser to Replacement Portfolio B may invest in derivative instruments to leverage portfolio assets, the investment adviser to Replacement Portfolio B must also invest the substantial majority of

[10]	See Replacement Portfolio A’s (Fidelity VIP Index 500 Portfolio’s) Form N-CSR for the periods ended December 31, 2008, June 30, 2009, December 31, 2009, and June 30, 2010.

portfolio assets, at least 80% of portfolio assets, in conservative investments, investment grade fixed income securities, similar to Replaced Portfolio B.
     Replacement Portfolio B may invest a greater portion of portfolio assets in fixed income securities of non-U.S. issuers than Replaced Portfolio B. However, any investment in foreign fixed income securities investments would be subject to the quality standards each portfolio adopted for fixed income securities generally. In that regard, Replacement Portfolio B limits investment in non-investment grade fixed income securities to no more than 10% of portfolio assets while Replaced Portfolio B permits investment of up to 20% of portfolio assets in non-investment grade fixed income securities. Notwithstanding that Replacement Portfolio B may invest a greater portion of portfolio assets in foreign fixed income securities, it would not be correct to conclude that investment in Replacement Portfolio B necessarily entails any greater risk from investment in foreign fixed income securities than does investment in Replaced Portfolio B.
3. Comparison of Investment Performance, Asset Levels and Expense Ratios
     As reflected in the above tables comparing the respective asset levels, expense ratios and performance data of each Replaced Portfolio and each Replacement Portfolio, the investment performance of each Replacement Portfolio compares favorably to the investment performance of the corresponding Replaced Portfolio. For the last fiscal year, the investment performance of each Replacement Portfolio has exceeded the investment performance of the corresponding Replaced Portfolio. For the last five fiscal year period and ten fiscal year/since inception period, the investment performance of Replacement Portfolio A trailed the investment performance of Replaced Portfolio A, however, much of that underperformance can be traced directly to the extraordinary market conditions that existed in fiscal year 2008. In that regard, Replacement Portfolio A significantly outperformed Replaced Portfolio A in fiscal year 2009.
     For the last five fiscal year period, the investment performance of Replacement Portfolio B has been in line with the investment performance of Replaced Portfolio B, and for the ten fiscal year year/since inception period, the investment performance of Replacement Portfolio B exceeded the investment performance of Replaced Portfolio B. In addition, each Replacement Portfolio has a longer history of investment performance than that of the corresponding Replaced Portfolio. This history demonstrates success on the part of the investment advisers to the Replacement Portfolios in managing the portfolios.
     Each Replacement Portfolio also has available to it transactional advantages attributable to achieved economies of scale significantly greater than those of the corresponding Replaced Portfolio and has a significantly lower expense ratio than the corresponding Replaced Portfolio even after expense waivers and reimbursements for the Replaced Portfolio are taken into account.
4. Two-Year Expense Cap
     Applicants note that the net expenses for each Replacement Portfolio are substantially lower than those for the corresponding Replaced Portfolio for the year ended December 31, 2009, both before and after expense waivers and reimbursements have been taken into account.
     For those Contracts that are in force on the date of the proposed substitutions, the Company will take the following action during the twenty-four months following the date of the proposed substitutions. On the last day of each fiscal period (not to exceed a fiscal quarter), the Company will reimburse the subaccounts investing in the Replacement Portfolios such that the sum of the operating expenses of each Replacement Portfolio (taking into account any fee waivers and expense reimbursements) and subaccount expenses11 for such period will not exceed, on an annualized basis, the sum of the operating expenses of the corresponding Replaced Portfolio (taking into account any fee waivers and expense reimbursements) and subaccount expenses for the fiscal year preceding the date of the proposed substitution. In addition, for twenty-four months following the date of the proposed substitutions, the Company will not increase asset-based fees or charges for Contracts that are in force on the date of the proposed substitutions.
C. Communication with Contract Owners
     As noted above, at a recent meeting of the Board of Trustees of the COUNTRY Fund, the Board of Trustees voted to close the Replaced Portfolios to new investments as of April 29, 2011, and to liquidate the Replaced Portfolios on or before June 30, 2012, the Liquidation Date. In turn, the COUNTRY VP Growth Fund Subaccount and the COUNTRY VP Bond Fund Subaccount (together the “Discontinued Subaccounts”) that invest in Replaced Portfolio A and Replaced Portfolio B, respectively, also are no longer available for new investments (allocation of premium payments and transfers) as of April 29, 2011 (the “Closing Date”) and will be discontinued altogether under the Contracts on a date no later than the Liquidation Date.
     If the Commission grants this request for substitution relief, Contract owners’ investment in the COUNTRY VP Growth Fund Subaccount and the COUNTRY VP Bond Fund Subaccount will automatically be transferred to the applicable Fidelity VIP Index 500 Portfolio Subaccount and the Fidelity VIP Investment Grade Bond Portfolio Subaccount (the “Replacement

[11]	Subaccount expenses refer to those asset-based fees and charges that are deducted on a daily basis from subaccount assets and are reflected in the calculation of subaccount unit values. The mortality and expense risk charge is an example of such asset-based fees and charges.

Subaccounts”), respectively, as of a date determined by the Company following receipt of a Commission order granting substitution relief (the “Substitution”). Contract owners will receive advance notice of the date of the Substitution (the “Substitution Date”).
     By supplements to the prospectuses for the registration statements of the Accounts filed as soon as practicable following the submission of this application (collectively, the “2011 Supplements, ”) the Company will notify owners of the Contracts of its intention to take the necessary actions, including seeking the order requested by this application, to carry out the proposed substitutions as described herein.
     The 2011 Supplements will advise Contract owners that accumulated Contract value may continue to remain in the Discontinued Subaccounts after the Closing Date until the Substitution Date. After the Closing Date, however, Contract owners will not be able to allocate premium payments or transfer accumulated Contract value to the Discontinued Subaccounts from the Declared Interest Option or from the other subaccounts available under the Contract.
     From the date of the 2011 Supplements, Contract owners may transfer accumulated Contract value from the Discontinued Subaccounts to the Declared Interest Option and the other subaccounts available under the Contract free of charge and without such transfers counting against the number of free transfers allowed each Contract year. For 30 days following the Substitution Date, Contract owners whose accumulated Contract value was transferred to the Replacement Subaccounts as a result of the Substitution may transfer accumulated Contract value from the Replacement Subaccounts to the Declared Interest Option and the other subaccounts available under the Contract free of charge and without such transfers counting against the number of free transfers. Although the Company has no present intention to increase the charge for transfers under the Contracts, the Company will agree not to exercise any rights reserved by it under the Contracts to impose additional charges for transfers until at least 30 days after the Substitution Date.
     Within five days after the Substitution Date, Contract owners who are affected by the substitutions will be sent a written notice informing them that the substitutions were carried out. The notice also will reiterate the facts that: (1) for at least 30 days after the Substitution Date, the Company will not exercise any rights reserved by it under the Contract to impose additional charges for transfers; and (2) for 30 days following the Substitution Date, Contract owners may transfer accumulated Contract value that was transferred into the Replacement Subaccounts as a result of the substitution out of the Replacement Subaccounts and into the Declared Interest Option and the other subaccounts available under the Contracts free of charge and without such transfers counting against the number of free transfers allowed each Contract year.
     The notice as delivered in certain jurisdictions also may explain that the right of a Contract owner to make transfers following the procedures described above (in connection with the proposed substitutions) will not affect such Contract owner’s right, under insurance regulations in those jurisdictions, to exchange his or her Contract for a fixed-benefit life insurance contract or a fixed-benefit annuity contract during the 60 days following the Substitution Date.
     D. Representations
     The Company will carry out the proposed substitutions by redeeming shares of each Replaced Portfolio held by the Accounts for cash and applying the proceeds to the purchase of shares of the corresponding Replacement Portfolio. Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of the Replaced Portfolios and purchases of shares of the Replacement Portfolios will be effected in accordance with Rule 22c-1 of the Act.
     The proposed substitutions will take place at relative net asset value and will not result in a change in the amount of any Contract owner’s accumulated Contract value or death benefit, or in the dollar value of his or her investment in any of the Accounts. Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or the Company’s obligations under the Contracts be altered in any way. All applicable expenses incurred in connection with the proposed substitutions, including brokerage commissions and legal, accounting, and other fees and expenses, will be paid by the Company. In addition, the proposed substitutions will not result in adverse tax consequences for, and will not alter, the tax benefits to Contract owners. The proposed substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitutions than before the proposed substitutions.
     The proposed substitutions will not be treated as transfers of Contract value for the purpose of assessing transfer charges or for determining the number of remaining transfers permitted in each Contract year without a transfer charge. The Company will not exercise any right it may have under the Contracts to impose additional charges for transfers of accumulated Contract value for a period of at least 30 days following the Substitution Date. Similarly, from the date of the 2011 Supplements, the Company will permit Contract owners to make transfers of accumulated Contract value out of each Discontinued Subaccount to other subaccounts or the Declared Interest Option, without those transfers being treated as transfers for purposes of the limited number of transfers permitted each Contract year without a transfer charge. Likewise, for at least 30 days following the Substitution Date, the Company will permit Contract owners affected by the substitutions to transfer accumulated Contract value out of each Replacement Portfolio subaccount to other subaccounts or the Declared Interest Option without those transfers being treated as transfers for purposes of the limited number of transfers permitted each Contract year without a transfer charge.
     The Company also is seeking approval of the proposed substitutions from any state insurance regulators whose approval may be necessary or appropriate.
     IV. REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c)
     The Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitution by the Company of shares of Replacement Portfolio A for shares of Replaced Portfolio A, and shares of Replacement Portfolio B for shares of Replaced Portfolio B, held by the Accounts.
A. Applicable Law
     Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:
It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.
     Section 26(c) was added to the Act by the Investment Company Amendments of 1970 (“1970 Amendments”). Before the 1970 Amendments were enacted, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the

Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund, recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.12
     Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:
The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the Act.13
     The proposed substitutions appear to involve the substitution of securities within the meaning of Section 26(c) of the Act.14 Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed substitutions.

[12]	In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[13]	S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

[14]	While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered
(cont’d. . .)

B. Basis for an Order
     The Contracts expressly reserve for the Company the right, subject to compliance with applicable law, to substitute shares of one underlying fund or portfolio held by a subaccount of an Account for another. The prospectuses for the Contracts and the Accounts contain appropriate disclosure of this right. The Company has reserved this right of substitution both to protect itself and its Contract owners in situations where it believes an underlying fund is no longer appropriate for Contract owners or where either might be harmed or disadvantaged by circumstances surrounding the issuer of the shares held by one or more of its Accounts, and to afford the opportunity to replace such shares where to do so could benefit itself and Contract owners.15
     Applicants maintain that Contract owners will be better served by the proposed substitutions and that the proposed substitutions are appropriate given the Replaced Portfolios and the other investment options available under the Contracts. In the last year, each Replacement Portfolio has had investment performance superior to that of the corresponding Replaced Portfolio. More significantly, each Replacement Portfolio has had lower expenses over the same period than the corresponding Replaced Portfolio (both before and after taking fee waiver and expense reimbursements into account) and substantially greater assets. Applicants believe that the substantial similarity between the stated investment objectives and principal investment strategies of each Replacement Portfolio and those of the corresponding Replaced separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

[15]	Almost all variable life and variable annuity issuers reserve this right in order to permit a flexible response to various uncontrollable business contingencies.

Portfolio will afford investors continuity of investment and risk. In addition, Applicants generally submit that the proposed substitutions meet the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.16
     Each Replaced Portfolio benefits from an expense reimbursement arrangement that reduces the Portfolio’s expenses. Even so, the expenses of each Replaced Portfolio still are higher than those of its corresponding Replacement Portfolio. Moreover, for two years following the proposed substitutions, Contract owners affected by the proposed substitutions will benefit from subaccounts and underlying funds (i.e., each of the Replacement Portfolios) with aggregate annualized expenses that can be no higher than the aggregate annualized expenses of the respective Replaced Portfolios and the subaccounts invested in the respective Replaced Portfolios for the fiscal year preceding the date of the proposed substitutions.
     Applicants believe that Contract owners will be better off with the Replacement Portfolios than with the Replaced Portfolios. The proposed substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts. If the proposed substitutions are carried out, all Contract owners will be permitted to allocate purchase payments

[16]	See, e.g., Nationwide Life Insurance Company, et. al., 1940 Act Rel. No. 29505 (Nov. 22, 2010) (Order), File No. 812-13648; AXA Equitable Life Insurance Company, et al.,1940 Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. No. 29211 (Apr. 20, 2010) (Order), File No. 812-13700; Integrity Life Insurance Company, et. al., 1940 Act Rel. No. 29204 (Apr. 7, 2010) (Order), File No. 812-13690; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (Apr. 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et. al., 1940 Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28521 (Nov. 25, 2008) (Order), File No. 812-13474; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28384 (Sept. 19, 2008) (Order), File No. 812-13451; The Penn Mutual Life Insurance Company, et al., 1940 Act Rel. No. 28342 (July 25, 2008) (Order), File No. 812-13401; ING USA Annuity and Life Insurance Company Separate Account B of ING USA Annuity and Life Insurance Company, et al., 1940 Act Rel. No. 28285 (May 23, 2008) (Order), File No. 812-13466; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28236 (Apr. 16, 2008) (Order), File No. 812-13439; American Family Life Insurance Company, et al., 1940 Act Rel. No. 28237 (Apr. 16, 2008) (Order), File No. 812-13445; Jefferson National Life Insurance Company, et al., 1940 Act Rel. No. 28234 (Apr. 3, 2008) (Order), File No. 812-13452; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28044 (Nov. 7, 2007) (Order), File No. 812-13380.

and transfer Contract values between and among the remaining subaccounts as they could before the proposed substitutions.
     Neither proposed substitution is the type of substitution that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts for which a depositor could only substitute an investment security in a manner that permanently affected all investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer accumulated Contract value into other subaccounts. Moreover, the Contracts offer each Contract owner the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or disadvantage. The proposed substitutions, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.
     The proposed substitutions also are unlike the type of substitution that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their Contract values. They also select the specific type of insurance coverage or annuity payout offered by the Company under the Contracts, as well as numerous other rights and privileges set forth in the Contracts. Contract owners also may have considered the size, financial condition, type and reputation for service of the Company, the issuer of the Contracts. None of these factors will change as a result of the proposed substitutions.
               C. Specific Representations and Request for an Order
     Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitutions by the Company. Applicants submit that, for all the reasons stated above, the proposed substitutions are consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

     V. COMMUNICATIONS
     Please address all communications concerning this application and Notice and Order to:
Virginia L. Eves
Assistant General Counsel
Country Investors Life Assurance Company
1701 N. Towanda Avenue
Bloomington, Illinois 61702-2901
     Please address any questions concerning this application and a copy of any communications, Notice or Order to:
Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Ave., N.W.
Washington, D.C. 20004-2415

     VII. AUTHORIZATIONS
     Under Illinois law and the articles of incorporation and bylaws of the Company, its business and affairs are to be conducted by its board of directors. Under Illinois insurance law, the business and affairs of each of the Accounts are conducted by the Company. In accordance with such laws, articles, and bylaws, the board of directors of the Company adopted resolutions authorizing the appropriate officers to prepare, execute and file with the Commission applications for orders of approval and exemption that may be necessary from time to time to carry on the operations of the Accounts. A certified copy of these resolutions is attached as Exhibit A to this application, and is incorporated herein by reference. Accordingly, the person signing and filing this application has been fully authorized to do so.

     COUNTRY Investors Life Assurance Company has caused this application to be duly signed on its behalf and on behalf of COUNTRY Investors Variable Life Account and COUNTRY Investors Variable Annuity Account in the State of Illinois on the 25th day of January, 2011.

COUNTRY INVESTORS LIFE ASSURANCE COMPANY COUNTRY INVESTORS VARIABLE LIFE ACCOUNT COUNTRY INVESTORS VARIABLE ANNUITY ACCOUNT
By:	COUNTRY INVESTORS LIFE ASSURANCE COMPANY

By:	/s/ Wade Harrison
Wade Harrison
Title: Senior Vice President, Financial Services Operations

(Seal)

Attest:	/s/ Heather Smotherman-Hall
By: Heather Smotherman-Hall

VERIFICATION

COUNTY OF McLEAN	)
)
STATE OF ILLINOIS	)
     The undersigned, being duly sworn, deposes and says that he has duly executed the attached application dated February 1, 2011, for and on behalf of COUNTRY Investors Life Assurance Company, COUNTRY Investors Variable Life Account and COUNTRY Investors Variable Annuity Account; that he is Senior Vice President, Financial Services Operations of COUNTRY Investors Life Assurance Company; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

Name:	/s/ Wade Harrison
Title:	Senior Vice President, Financial Services Operations

EXHIBIT INDEX

EXHIBIT A	Resolutions of COUNTRY Investors Life Assurance Company Authorizing the Filing of the Application